FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2003

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

.

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

______________________________

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

November 10, 2003

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	18,977,087
ADD:	Stock Options Exercised	33,500
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	19,010,587

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				602,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Oct. 31/03	Murray Gordon	Jun 8/95	$5.00	(5,000)
Oct. 15/03	Richard Petersen	May 2/ 1995	$5.00	(10,000)
			SUBTOTAL	(15,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Pre Plan — Closing Balance	587,500*

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				666,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Oct. 8/03	Alana McFarlane	Dec. 13/02	$7.00	(1,000)
Oct. 8/03	Bryn Parker	Dec. 6/02	$6.90	(500)
Oct. 8/03	Xianda Wang	May 21/03	$6.70	(4,000)
Oct. 14/03	Eva Rondon	July 11/03	$10.11	(1,500)
Oct. 15/03	Javier Salas	March 9/01	$3.75	(10,000)
Oct. 15/03	Susan Bertie	Sep. 30/03	$15.90	(1,000)
Oct. 15/03	Eva Rondon	Dec. 23/02	$10.25	(500)
			SUBTOTAL	(18,500)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance	647,500*
Stock Option Outstanding – Closing Balance – Grand Total	1,235,000*

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			31,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			31,500

All information reported in this Form is for the month of October 2003

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	November 10, 2003

NEWMONT TO PURCHASE $6.75 MILLLION OF SOUTHWESTERN SHARES

NEWMONT AND SOUTHWESTERN TO EXPLORE LIAM PROJECT, PERU

Not for distribution to U.S. news wire services or dissemination in the United States.

October 2, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today that it has entered into a Letter of Intent with Newmont Peru Limited under which:

  Newmont will purchase Cdn$6.75 million of Southwestern common shares;

  Newmont can earn a 50% interest in Southwestern’s Liam Project Area by spending US$5 million over three years, with options to earn up to a 70% interest; and

  Newmont and Southwestern will form a 50/50 Joint Venture to explore the Liam Regional Area and jointly spend US$5 million over five years.

More specifically, the Letter of Intent provides that Newmont will purchase 450,000 common shares of Southwestern at Cdn$15 per share for total proceeds of Cdn$6,750,000. Newmont has agreed, for a period of 12 months, not to sell the Southwestern shares and to exercise its voting rights as directed by Southwestern.

In addition, Newmont can earn a 50% interest in Southwestern’s 3,500 hectare Liam Project Area, Peru, by spending US$5 million over a three-year period, with a minimum annual expenditure of US$1 million, which must include 5,000 metres of diamond drilling. Newmont has the option to earn an additional 10% interest in the Liam Project Area by producing a positive feasibility study, and Newmont can earn a further 10% interest (for a total of 70%) by funding all the costs to place the property into commercial production.

The Letter of Intent also provides that Newmont and Southwestern will form the Liam Regional Joint Venture and both parties will contribute exploration concessions they own, covering a total of 62,500 hectares. Southwestern will be operator of the Regional Joint Venture, with both parties funding 50% of the initial US$5 million of expenditures over a five-year period.  Newmont has the right to earn up to a 70% interest in the regional properties by producing a positive feasibility study and funding costs to commercial production. The Letter of Intent is subject to a 30-day due diligence period and to regulatory approval.

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Boka gold project in China and the Liam gold-silver project in Peru.  The Company is presently drilling at both the Boka and Liam projects.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading ‘Risk Factors’ and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:
John G. Paterson, President
Daniel G. Innes, VP, Exploration or
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

FURTHER POSITIVE DRILL RESULTS

EXPAND THE BOKA 7 GOLD ZONE

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

October 28, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that assay results have been received for drillholes B03-13, B03-14, B03-15 and B03-16 which are located north of the existing tunnels at the Boka 7 gold zone.  All four of these drillholes intersected gold mineralization and were collared 200 metres to 600 metres apart.  Confirmation of gold mineralization in hole B03-16 has extended the Boka 7 gold zone to a point 1,100 metres northwest of the existing tunnels.  Gold mineralization in drillholes is associated with heavy quartz-carbonate plus sulphide alteration on carbonaceous rocks and igneous breccias of unknown origin.

Results of the drillholes received included a weighted average grade of 3.1 grams per tonne gold over 89.2 metres within the interval of 99.2 metres to 188.4 metres in hole B03-16.  A summary of the drill results is listed in the table below.  For drillhole locations please visit our website at www.swgold.com.

Hole No.	Intersection		Interval	Assay	Comments
	From (metres)	To (metres)	(metres)	Grams per tonne gold

B03-13	137.8	179.5	41.7	2.8	Sulphide
including	137.8	159.35	21.55	4.2

B03-14	166.8	197.8	31.0	3.2	Sulphide
including	168.7	178.8	10.1	4.1
	253.5	285.4	31.9	2.9

B03-15	107.0	214.3	107.3	2.4	Oxide plus sulphide
including	142.6	163.4	20.8	4.8

B03-16	99.2	188.4	89.2	3.1	Oxide plus sulphide
including	150.6	177.7	27.1	5.3

The mineralization intersected in the above holes is associated with a strong gold in soil anomaly, outcropping gold mineralization and in trenches along a steep west dipping slope.  Further soil sampling by the Company to the south of Boka 7 indicates the gold in soil anomaly continues for a further two kilometres within the joint venture concessions.

A 20,000 metre diamond drilling program has commenced using six drill rigs and will focus on drilling 50 metre spaced holes at the Boka 1 gold zone and 200 metre spaced holes to test the 5,000 metre long gold in soil anomaly located to the south of Boka 1.  The company has also commenced a detailed mapping, soil sampling and structural interpretation over the entire joint venture concession area.  An initial scoping study will also commence in November to address various issues such as mining costs, logistics, social and environmental issues.

Gold mineralization at Boka is associated with quartz-carbonate stockworks and heavy sulphide breccia zones hosted by carbonaceous sediments, igneous breccias and in places, gabbro.

Results of further drillholes will be released when available.

Boka is a very large and robust gold system that will require extensive drilling to define the limits of the mineralization.  The Company is presently drilling broad spaced holes (150 to 900 metres apart) to test the extent of the Boka mineralized system.

The Boka project is a Sino-Foreign Co-operative Joint Venture between the Company and Team 209 of the Yunnan Nuclear Industry.  Southwestern can earn a 90% interest by spending US$ 4 million over 4 years and making a payment of US$ 1.7 million.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to IPL Laboratories (ISO 9002) sample preparation facility in Kunming located 280 kilometres by road southwest of the Boka Project Area.

Drill core samples are prepped to -10 mesh at the IPL facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL labs or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as individual drillhole assays.

The exploration program is being carried out by Dr. Xianda Wang, PhD (University of Salzburg) under the direct supervision of Dr. Charlie Cheng, Exploration Manager, China and Mr. John Paterson (Member, AUSIMM-and therefore the qualified person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam high grade gold-silver project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP Corp. Dev.

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

POSITIVE DRILL RESULTS – CERRO CRESPO

TRENCH RESULTS INDICATE WIDESPREAD

GOLD MINERALIZATION AT CERRO QUESHCA

LIAM GOLD-SILVER PROJECT, PERU

October 31, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that assay results have been received for drillholes LI-07, LI-08, LI-09, LI-10, LI-11 and LI-12, all of which were drilled at the Cerro Crespo silver-gold zone located on the Liam gold-silver property in Southern Peru.  All of the holes intersected zones of silver-gold mineralization in various diatreme breccias indicating that the bulk of Cerro Crespo is mineralized.  The Company is currently using one diamond drill rig to complete an initial 3,000 metre drilling phase and presently, holes LI-13, LI-14 and LI-15 are in the laboratory for assay and LI-16 is in progress.  It is anticipated that about 25 holes will be completed in this first phase.

At Cerro Queschca, a trenching program has been initiated in areas where excellent gold grades were encountered in breccias located in a large overburden filled volcanic vent which extends for 4.5 kilometres by 2 kilometres.  Gold mineralization is associated with widespread outcrops of brecciated and stockworked dacite within this broad overburden covered area.  Assay results to date from the trenching program indicate excellent gold grades associated with these breccias.

Latest drill results from Cerro Crespo are outlined in the table below.

	Intersection		Interval	Assay
Hole No.	From (metres)	To (metres)	(metres)	Au (g/t)	Ag (g/t)	Au equivalent (g/t)	Comments

LI-07	21.0	27.0	6.0	0.54	56.10	1.30	oxide
	55.5	157.5	102.0	0.42	113.00	2.10
including	57.0	84.0	27.0	0.25	282.60	4.10

LI-08	6.0	10.5	4.5	0.41	49.00	1.10	oxide

LI-09	45.0	72.0	27.0	0.22	95.68	1.50	oxide
	115.5	186.0	70.5	0.47	119.30	2.10	bottomed in
including	138.0	186.0	48.0	0.44	155.50	2.50	mineralization

LI-10	31.5	75.0	43.5	0.12	65.70	1.00

LI-11	16.5	54.0	37.5	0.51	91.70	1.73
	127.5	162.5	35.0	0.25	54.50	0.98	bottomed in
							mineralization

LI-12	21.0	156.0	144.0	1.20	60.20	2.00	oxide
							bottomed in
							mineralization
including	27.0	69.0	42.0	2.30	102.70	3.70

…more

Intervals are based on a 0.5 gram per tonne gold equivalent cut-off.  Gold equivalent grades were calculated using a ratio of 75 silver to 1 gold.

Drillholes LI-13, LI-14 and LI-15 are completed and results will be announced when received.  Hole LI-16 is in progress.

To view a map of the Liam drillhole locations, visit our website at www.swgold.com

Cerro Quescha is located about 800 metres north of Cerro Crespo.  Initial surface sampling by the Company indicated that the Cerro Quescha area is underlain by a series of gold rich breccias outcropping within an overburden covered volcanic vent area measuring 4.5 kilometres by 2 kilometres.  Subsequently, the Company initiated a trenching program to substantiate the initial surface sampling results.  During the course of the trenching program, several new areas of breccia containing gold mineralization were discovered.

Trench results are listed in the table below.

	Interval	Assay
Zone	(metres)	Au (g/t)	Ag (g/t)	Au equivalent (g/t)

Six North	2.00	20.90	6.0	21.00
	1.80	2.30	4.3	2.40
	0.40	6.10	5.0	6.20
	1.40	0.40	3.0	4.00
	1.60	1.40	2.1	1.40
	0.35	0.30	9.0	0.40
	1.50	0.08	1.4	0.08
	1.50	0.30	1.2	0.30
	0.30	0.30	4.0	0.40
	1.70	1.30	4.6	1.40
	1.70	0.10	5.9	0.20
	1.70	0.30	2.6	0.30
	1.70	0.20	1.0	0.20
	0.30	5.20	1.4	5.20
	1.90	0.70	3.5	0.70
	1.90	0.70	2.4	0.70
	0.90	1.20	4.7	1.30
	1.80	0.06	0.8	0.06
	1.50	0.30	2.3	0.30
	1.80	0.10	1.7	0.10
	1.80	0.50	3.1	0.50
	1.10	8.50	6.5	8.60

Six South	2.00	10.70	41.0	11.20
	2.00	2.70	16.9	2.90
	2.00	0.30	12.7	0.50
	1.60	0.90	18.5	1.10
	1.50	1.10	14.0	1.30
	1.70	21.70	64.7	22.60
	2.00	0.60	25.7	0.90
	2.00	4.10	132.0	5.90
	2.00	1.50	88.1	2.70
	2.00	0.40	59.1	1.20
	2.00	1.40	113.0	2.90
	2.00	0.30	3.6	0.30

…more

	Interval	Assay
Zone	(metres)	Au (g/t)	Ag (g/t)	Au equivalent (g/t)

Six South	2.00	0.20	1.5	0.20
	2.00	0.20	7.8	0.30
	2.00	0.10	3.6	0.10
	2.00	0.20	4.2	0.20
	2.00	0.20	1.6	0.20
	2.00	0.40	4.4	0.40
	2.00	1.70	14.9	1.90
	2.00	2.80	14.8	3.00
	2.00	0.60	9.8	0.70
	1.25	1.00	11.3	1.20
	0.33	0.60	5.1	0.70
	1.50	1.00	23.1	1.30
	1.50	0.70	52.6	1.40
	1.80	2.70	93.2	3.90
	2.00	2.90	73.3	3.90
	2.00	5.30	79.4	6.40
	2.00	2.80	23.1	3.10
	1.90	0.90	25.9	1.20
	1.90	1.30	36.8	1.80
	0.30	2.50	43.9	3.10
	1.70	0.70	18.3	0.90
	2.10	14.50	29.3	14.90
	2.00	18.70	183.0	21.10
	0.85	73.50	180.0	75.90
	0.90	0.20	8.5	0.30
	0.50	1.10	16.6	1.30

Three	1.10	1.20	60.3	2.00
	1.60	3.90	60.4	4.70
	2.00	4.80	77.1	5.80
	1.40	0.80	58.2	1.60
	2.00	10.90	133.0	12.70
	2.00	18.80	57.6	19.60
	0.35	4.40	26.6	4.80
	2.00	6.10	64.2	7.00
	2.00	0.40	30.3	0.80
	2.00	1.40	32.0	1.80
	0.70	0.80	22.2	1.10
	2.10	0.50	8.2	0.60
	1.60	2.50	46.4	3.10
	1.60	6.10	68.4	7.00
	1.60	1.80	42.6	2.40
	0.30	19.60	66.3	20.40
	1.10	4.00	72.4	5.00
	2.00	2.40	27.1	2.80
	2.00	7.30	96.5	8.60
	2.00	2.40	119.0	4.00
	2.00	3.40	56.7	4.20
	2.00	0.70	22.2	1.00
	0.60	1.90	20.1	2.20
	1.40	2.20	12.1	2.40
	1.40	4.80	19.9	5.10
	2.00	0.04	3.7	0.04

…more

	Interval	Assay
Zone	(metres)	Au (g/t)	Ag (g/t)	Au equivalent (g/t)

Three	2.00	0.20	8.0	0.30
	2.00	0.10	7.6	0.20
	2.00	0.10	4.3	0.10
	2.00	0.10	1.9	0.10
	2.00	0.10	8.6	0.20
	2.00	0.40
	2.00	0.20
	2.00	2.20
	2.00	2.30
	2.00	2.20
	2.00	3.80
	2.00	2.70
	2.00	0.30
	2.00	2.00	Awaiting	silver
	2.00	7.60	assays
	2.00	6.80
	2.00	0.30
	2.00	4.80
	2.00	5.80
	2.00	3.60
	2.00	>10.00
	2.00	5.00
	2.00	1.10
	2.00	2.50
	2.00	0.10
	2.00	0.10
	2.00	0.10
	2.00	0.30
	2.00	0.10
	1.25	2.50
	1.25	0.70
	0.45	0.90
	2.00	0.10
	2.00	0.20	Awaiting	silver
	2.00	0.20	assays
	2.00	0.04
	2.00	0.03
	2.00	0.50
	2.00	1.80
	1.80	0.50
	1.80	0.10
	2.00	0.50
	2.00	8.00
	2.00	0.30
	2.00	0.10
	2.00	1.30
	2.00	0.40
	2.00	0.30
	2.00	0.70
	2.00	1.10
	2.00	0.20

…more

	Interval	Assay
Zone	(metres)	Au (g/t)	Ag (g/t)	Au equivalent (g/t)

Two	2.00	0.20	3.2	0.20
	2.00	0.20	2.3	0.20
	2.00	0.10	3.1	0.10
	2.00	0.10	3.4	0.10
	2.00	0.40	3.3	0.40
	2.00	0.30	4.8	0.30
	2.00	0.10	2.7	0.10
	2.00	0.10	2.4	0.10
	2.00	0.30	2.5	0.30
	2.00	0.20	5.1	0.20
	2.50	0.20	2.2	0.20

One	2.00	0.20
	2.00	0.30
	2.00	0.40
	2.25	0.30
	2.25	0.50
	2.00	0.20
	2.00	0.10
	2.00	0.30
	2.00	0.20
	2.00	0.30
	2.00	0.30	Awaiting	silver
	2.00	0.30	assays
	2.00	0.10
	2.00	0.10
	2.50	0.10
	2.50	0.20
	2.00	0.30
	2.00	0.50
	2.00	0.40
	2.10	0.40
	2.10	0.10

Further assay results for trenches will be released when received.

Southwestern owns 100% of the Liam Project which is subject to a Letter of Intent with Newmont Peru (see news release, October 2, 2003).

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

October 2, 2003

Item 3.

Press Release

The Issuer issued a press release on October 2, 2003.

Item 4.

Summary and Full Description of Material Change

The Company announced today that it has entered into a Letter of Intent with Newmont Peru Limited under which:

  Newmont will purchase Cdn$6.75 million of Southwestern common shares;

  Newmont can earn a 50% interest in Southwestern’s Liam Project Area by spending US$5 million over three years, with options to earn up to a 70% interest; and

  Newmont and Southwestern will form a 50/50 Joint Venture to explore the Liam Regional Area and jointly spend US$5 million over five years.

Item. 5

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 3rd  day of October 2003.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

NEWMONT TO PURCHASE $6.75 MILLLION OF SOUTHWESTERN SHARES

NEWMONT AND SOUTHWESTERN TO EXPLORE LIAM PROJECT, PERU

Not for distribution to U.S. news wire services or dissemination in the United States.

October 2, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today that it has entered into a Letter of Intent with Newmont Peru Limited under which:

  Newmont will purchase Cdn$6.75 million of Southwestern common shares;

  Newmont can earn a 50% interest in Southwestern’s Liam Project Area by spending US$5 million over three years, with options to earn up to a 70% interest; and

  Newmont and Southwestern will form a 50/50 Joint Venture to explore the Liam Regional Area and jointly spend US$5 million over five years.

More specifically, the Letter of Intent provides that Newmont will purchase 450,000 common shares of Southwestern at Cdn$15 per share for total proceeds of Cdn$6,750,000. Newmont has agreed, for a period of 12 months, not to sell the Southwestern shares and to exercise its voting rights as directed by Southwestern.

In addition, Newmont can earn a 50% interest in Southwestern’s 3,500 hectare Liam Project Area, Peru, by spending US$5 million over a three-year period, with a minimum annual expenditure of US$1 million, which must include 5,000 metres of diamond drilling. Newmont has the option to earn an additional 10% interest in the Liam Project Area by producing a positive feasibility study, and Newmont can earn a further 10% interest (for a total of 70%) by funding all the costs to place the property into commercial production.

The Letter of Intent also provides that Newmont and Southwestern will form the Liam Regional Joint Venture and both parties will contribute exploration concessions they own, covering a total of 62,500 hectares. Southwestern will be operator of the Regional Joint Venture, with both parties funding 50% of the initial US$5 million of expenditures over a five-year period.  Newmont has the right to earn up to a 70% interest in the regional properties by producing a positive feasibility study and funding costs to commercial production. The Letter of Intent is subject to a 30-day due diligence period and to regulatory approval.

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Boka gold project in China and the Liam gold-silver project in Peru.  The Company is presently drilling at both the Boka and Liam projects.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading ‘Risk Factors’ and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:
John G. Paterson, President
Daniel G. Innes, VP, Exploration or
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com